November 8, 2017

Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Form AW - Request for Withdrawal
Elkhorn ETF Trust
Registration on Form N-1A
Post-Effective Amendment Nos. 123 and 124
(Registration Statement File Nos. 333-201473; 811-22926)

Ladies and Gentlemen:

On behalf of the Elkhorn Long Non-USD Currency ETF, Series 2 and Elkhorn Short Non-USD Currency ETF, Series 2 (the “Funds”), each a series of Elkhorn ETF Trust (the “Trust”), the Trust hereby requests the withdrawal of the above-mentioned Registration Statements pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended.  Post-Effective Amendments No. 123 and 124 were originally filed with the Securities and Exchange Commission on October 27, 2017.  No securities of the Funds were sold, or will be sold, pursuant to the Registration Statements.

Sincerely,

ELKHORN ETF TRUST

By:	/s/ Benjamin T. Fulton
Benjamin T. Fulton, President and Chief Executive Officer